UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE FOURTH QUARTER OF 2015

Guadalajara, Jalisco, Mexico, February 25, 2016 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) reported its consolidated results for the fourth quarter ended December 31, 2015. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). As a result of our acquisition of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”), our financial and operating information includes the consolidation of the Montego Bay airport (“MBJ”). Therefore, 4Q15 and full-year 2015 information may not be directly comparable with information from 2014. All peso amounts are presented in nominal pesos.

Summary of 4Q15 vs. 4Q14:

•      The sum of aeronautical and non-aeronautical services revenues increased by Ps. 692.0 million, or 53.8%. Total revenues increased 54.8%, or Ps. 730.9 million.

•      Cost of services increased by Ps. 151.4 million, or 53.2%, compared to 4Q14.

•      Operating income increased by Ps. 359.8 million, or 53.9%.

•      EBITDA increased by Ps. 412.2 million, or 44.5%, in 4Q15 compared to 4Q14. EBITDA margin (excluding the effects of IFRIC 12) decreased from 72.0% in 4Q14 to 67.7% in 4Q15.

•	Net income and comprehensive income increased in 4Q15 by Ps. 339.0 million, or 54.0%.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691/212 406 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

Operating Results

During the fourth quarter of 2015, total terminal passengers in the Company’s Mexican airports increased by 1,271.6 thousand passengers, representing a 20.9% increase compared to the same period the previous year. In the Montego Bay airport, the number of total terminal passengers increased by 15.8 thousand passengers. Domestic passenger traffic in the Company’s Mexican airports increased by 760.2 thousand passengers, while international passenger traffic increased by 511.4 thousand passengers. Montego Bay reported a decrease of 19.9% in domestic passenger traffic and an increase of 2.0% in international passenger traffic, respectively.

Total passenger traffic growth during the fourth quarter of 2015 was mainly driven by increases at Los Cabos (70.5%), Guadalajara (14.5%) and Tijuana (26.7%), where traffic increased by 388.4 thousand, 327.0 thousand and 289.8 thousand passengers, respectively. It is important to mention the opening of the following routes during 4Q15:

Domestic Routes:

International Routes:

GAP Fourth Quarter 2015 Report	Page 2 of 23

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP Fourth Quarter 2015 Report	Page 3 of 23

Total Terminal Passengers (in thousands):

Montego Bay Airport Passengers (in thousands):

GAP Fourth Quarter 2015 Report	Page 4 of 23

Consolidated Results for the Fourth Quarter of 2015 (in thousands of pesos):

4Q14	4Q15	Change
Revenues			
Aeronautical services	969,114	1,494,925	54.3%
Non-aeronautical services	316,219	482,453	52.6%
Improvements to concession assets (IFRIC 12)	48,372	87,215	80.3%
Total revenues	**1,333,705**	**2,064,593**	**54.8%**
Operating costs			
Costs of services:	284,726	436,167	53.2%
Employee costs	102,980	142,356	38.2%
Maintenance	71,023	99,488	40.1%
Safety, security & insurance	46,927	67,481	43.8%
Utilities	28,028	48,915	74.5%
Other operating expenses	35,769	77,927	117.9%
Technical assistance fees	48,772	61,613	26.3%
Concession taxes	63,970	172,654	169.9%
Depreciation and amortization	258,149	310,497	20.3%
Cost of improvements to concession assets (IFRIC 12)	48,372	87,215	80.3%
Other income	(38,150)	(31,264)	(18.0%)
Total operating costs	**665,839**	**1,036,883**	**55.7%**
Income from operations	**667,866**	**1,027,711**	**53.9%**
Finance (cost) income	(9,551)	44,180	(562.6%)
Loss from minority position	-	(5,367)	(100.0%)
Income before income taxes	**658,316**	**1,066,525**	**62.0%**
Income taxes	(30,926)	(170,524)	451.4%
Net income	**627,390**	**896,001**	**42.8%**
Currency translation effect	-	70,439	100.0%
Comprehensive income	**627,390**	**966,440**	**54.0%**
Non-controlling interest	-	15,995	(100.0%)
Comprehensive income attributable to controlling interest	**627,390**	**982,435**	**56.6%**

	4Q14	4Q15	Change
EBITDA	926,015	1,338,208	44.5%
Comprehensive income	627,390	966,440	54.0%
Comprehensive income per share (pesos)	1.1183	1.7227	54.0%
Comprehensive income per ADS (US dollars)	0.6504	1.0019	54.0%
Operating income margin	50.1%	49.8%	(0.6%)
Operating income margin (excluding IFRIC 12)	52.0%	52.0%	0.0%
EBITDA margin	69.4%	64.8%	(6.6%)
EBITDA margin (excluding IFRIC 12)	72.0%	67.7%	(6.1%)
Costs of services and improvements / Total revenues	25.0%	25.4%	1.5%
Cost of services / Total revenues (excluding IFRIC 12)	22.2%	22.1%	(0.4%)

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures were converted from pesos to U.S. dollars at Ps. 17.1950 per U.S. dollar (the noon buying rate on December 31, 2015, as published by the Board of Governors of the Federal Reserve).
- For purposes of the consolidation of the Montego Bay airport, the average exchange rate for the three months ended December 31, 2015 of Ps. 16.7481 per U.S. Dollar was used in accordance with applicable norms.

GAP Fourth Quarter 2015 Report	Page 5 of 23

Revenues (4Q15 vs 4Q14)

•	Aeronautical services revenues increased by Ps. 525.8 million, or 54.3%.
•	Non-aeronautical services revenues increased by Ps. 166.2 million, or 52.6%.
•	Revenues from improvements to concession assets rose Ps. 38.8 million, or 80.3%.
•	Total revenues increased by Ps. 730.9 million, or 54.8%.

–	Aeronautical services revenues increased by Ps. 525.8 million, or 54.3%, during 4Q15, mainly due to an increase of Ps. 300.3 million, or 31.0%, in revenues from the Company’s Mexican airports, as a result of increases in total passenger traffic and by the increase in passenger charges for 2015, as well as the integration of the Montego Bay airport, which earned revenues of Ps. 225.5 million.

–	Non-aeronautical services revenues increased by Ps. 166.2 million, or 52.6%, during 4Q15 compared to 4Q14. The increase was driven by: (i) an increase of Ps. 143.2 million from businesses operated by third parties, of which Montego Bay airport contributed Ps. 82.2 million and Mexican airports contributed Ps. 61.0 million, primarily due to Ps. 48.8 million from duty-free stores, car rental, timeshare developers, food and beverage and ground transportation, among others and (ii) an increase of Ps. 38.8 million in revenues from businesses operated directly by the Company, mainly due to revenues from VIP lounges, convenience stores, car parking charges and advertising space in the Mexican airports, which together increased by Ps. 36.2 million. Montego Bay contributed revenues of Ps. 2.6 million in car parking charges.

GAP Fourth Quarter 2015 Report	Page 6 of 23

–	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 38.8 million, or 80.3%, as 2015 marked the beginning of the new Master Development Program for 2015-2019. This represents the greatest committed investment for the Company to date. During 4Q15, the Montego Bay airport did not undertake improvements to concession assets.

Total operating costs during 4Q15 increased by Ps. 371.0 million, or 55.7% compared to 4Q14, primarily due to the consolidation of the Montego Bay airport, which had operating expenses of Ps. 259.5 million. This amount primarily comprised concession taxes of Ps. 89.9 million, depreciation and amortization of Ps. 41.4 million, employee costs of Ps. 27.9 million, utilities of Ps. 18.4 million, safety, security and insurance of Ps. 15.6 million, maintenance of Ps. 15.0 million, and other expenses of Ps. 11.1 million; as well as the amortization of the Montego Bay airport concession’s fair value of Ps. 40.2 million (the value of the concession stems from the fair value determination of the DCA and MBJ acquisition).

➢ Operating costs for the Mexican airports in 4Q15 increased by Ps. 111.4 million, or 16.7% compared to 4Q14, mainly due to the increase in cost of services explained below.

➢ Cost of services for the Mexican airports increased by Ps. 63.9 million, or 22.5%, in 4Q15 compared to 4Q14, and was composed primarily of the following costs:

-	Other operating expenses for 4Q15 increased by Ps. 31.5 million, or 88.3%, due to increases in professional services fees of Ps. 28.5 million and supplies for convenience stores and VIP lounges of Ps. 10.3 million, offset by a decrease in the reserve for doubtful accounts of Ps. 7.2 million.

-	Maintenance costs for 4Q15 increased by Ps. 13.5 million, or 19.1% compared to 4Q14, due mainly to maintenance for checked baggage inspection equipment, baggage equipment and terminal buildings.

-	Employee costs increased by Ps. 11.4 million or 11.1% compared to 4Q14, mainly due to wage and salary increases.

-	Safety, security and insurance costs increased by Ps. 4.9 million, or 10.5% compared to 4Q14.

GAP Fourth Quarter 2015 Report	Page 7 of 23

➢ Cost of improvements to concession assets (IFRIC 12) during 4Q15 increased by Ps. 38.8 million, or 80.3% compared to 4Q14. In 4Q15, Montego Bay airport did not undertake any improvements to concession assets.

Operating margin for 4Q15 decreased by 30 basis points, from 50.1% in 4Q14 to 49.8% in 4Q15. Operating margin, excluding the effects of IFRIC 12, was 52.0% in 4Q15 and 4Q14. The nominal value of operating income increased Ps. 359.8 million, or 53.9%.

EBITDA margin decreased by 460 basis points, from 69.4% in 4Q14 to 64.8% in 4Q15. EBITDA margin, excluding the effects of IFRIC 12, decreased by 430 basis points, from 72.0% in 4Q14 to 67.7% in 4Q15. The nominal value of EBITDA increased Ps. 412.5 million, or 44.5%; of which the Montego Bay airport contributed Ps. 136.9 million; additionally, an adjustment of Ps. 27.9 million was made to the recognition of a gain from the determination of fair value of the DCA and MBJ acquisition, as a one-time effect, without cash inflow.

Financial income experienced a net gain of Ps. 44.2 million in 4Q15. This amount mainly comprises the cancellation of Ps. 100.7 million in foreign exchange rate loss recognized in 3Q15 prior to the determination of fair value of the DCA and MBJ acquisition. Combined with the exchange loss of Ps. 16.4 million in 4Q15, the result is a net exchange gain of Ps. 84.3 million. Moreover, the Company had the following financial expenses: (i) the financing interest expenses related to the Montego Bay airport’s debt, which were Ps. 12.1 million, (ii) interest expenses paid on loans for capital investments in Mexico of Ps. 37.1 million and (iii) Ps. 7.1 million in financing interests for the loan taken for the acquisition of DCA for a total financing interest expenses of Ps. 56.3 million. These expenses were partially offset by an increase in interest income of Ps. 16.2 million.

Comprehensive income in 4Q15 increased by Ps. 339.0 million, or 54.0%, compared to 4Q14. This was mainly due to an increase of Ps. 207.7 million in the Mexican airports, Ps. 27.9 million as a result of the gain from the fair value determination of the acquisition of DCA and MBJ, and Ps. 21.1 million contributed by the Montego Bay airport. Income taxes increased Ps. 139.6 million in 4Q15 as compared to 4Q14. Tax expenses for the Montego Bay airport were Ps. 22.1 million (tax rate of 25%), while the Mexican airports experienced a current tax increase of Ps. 66.4 million and a deferred tax gain of Ps. 51.1 million.

GAP Fourth Quarter 2015 Report	Page 8 of 23

Revenues for Full Year 2015

On April 20, 2015, GAP acquired 100% of the shares of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”). DCA is a 74.5% shareholder in MBJ Airports Limited (“MBJA”), the entity that operates Sangster International Airport (“MBJ”) in Montego Bay, Jamaica, and also has a 14.77% stake in SCL Terminal Aéreo Santiago, S.A. (“SCL”), which was the operator of the international terminal in Santiago, Chile, until September 30, 2015. As a consequence, the Company began to consolidate the financial information of DCA and MBJ starting April 1, 2015, and GAP financial statements for the full 2015 fiscal year similarly include DCA from April 1, 2015. Previously, cumulative results for the six and nine months ended June 30, 2015, and September 30, 2015, reflected DCA’s results for the interim period from January 1, 2015, through June 30 and September 30, respectively, in order to allow investors to assess the full results and impact of the DCA acquisition for each entire 2015 interim period. We believed that this presentation was useful to investors because under the terms of the acquisition of DCA, DCA’s operating results from January 1, 2015, were attributable to GAP. However, under IFRS the results of DCA should only be consolidated into the Company’s results starting April 1, 2015, and we have accordingly reflected the consolidation of DCA starting April 1, 2015 in our full-year 2015 results.

The following table is a condensed version of the income statement representing the figures as if the acquisition had taken place beginning on January 1, 2015. While not presented in accordance with IFRS, this table provides information necessary for a better understanding of the operating and financial impact of the DCA acquisition.

(in thousands of Pesos):

GAP Fourth Quarter 2015 Report	Page 9 of 23

The following tables reflect the Company’s accumulated figures for 2015. The companies acquired beginning April 1, 2015, are included and their figures are represented in accordance with IFRS:

(in thousands of pesos):

12M14	12M15	Change
Revenues			
Aeronautical services	3,925,736	5,419,022	38.0%
Non-aeronautical services	1,338,542	1,849,252	38.2%
Improvements to concession assets (IFRIC 12)	281,874	838,635	197.5%
Total revenues	**5,546,152**	**8,106,910**	**46.2%**
Operating costs			
Costs of services:	1,161,588	1,558,258	34.1%
Employee costs	393,537	502,794	27.8%
Maintenance	223,687	302,203	35.1%
Safety, security & insurance	192,932	249,752	29.5%
Utilities	147,793	192,158	30.0%
Other operating expenses	203,639	311,352	52.9%
Technical assistance fees	194,228	236,507	21.8%
Concession taxes	261,577	483,086	84.7%
Depreciation and amortization	925,220	1,156,435	25.0%
Cost of improvements to concession assets (IFRIC 12)	281,874	838,635	197.5%
Other income	(43,424)	(254,612)	486.3%
Total operating costs	**2,781,063**	**4,018,309**	**44.5%**
Income from operations	**2,765,090**	**4,088,600**	**47.9%**
Finance (cost) income	(7,990)	(456,810)	5617.1%
Loss from minority position	-	(13,704)	(100.0%)
Income before income taxes	**2,757,099**	**3,618,086**	**31.2%**
Income taxes	(514,579)	(847,309)	64.7%
Net income	**2,242,520**	**2,770,777**	**23.6%**
Currency translation effect	-	482,394	100.0%
Comprehensive income	**2,242,520**	**3,253,171**	**45.1%**
Non-controlling interest	-	(111,658)	(100.0%)
Comprehensive income attributable to controlling interest	**2,242,520**	**3,141,513**	**40.1%**

	12M14	12M15	Change
EBITDA	3,690,308	5,245,035	42.1%
Comprehensive income	2,242,520	3,253,171	45.1%
Comprehensive income per share (pesos)	3.9974	5.7989	45.1%
Comprehensive income per ADS (US dollars)	2.3247	3.3724	45.1%
Operating income margin	49.9%	50.4%	1.2%
Operating income margin (excluding IFRIC 12)	52.5%	56.3%	7.1%
EBITDA margin	66.5%	64.7%	(2.8%)
EBITDA margin (excluding IFRIC 12)	70.1%	72.2%	2.9%
Costs of services and improvements / Total revenues	26.0%	29.6%	13.6%
Cost of services / Total revenues (excluding IFRIC 12)	22.1%	21.4%	(2.8%)

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 17.1950 per U.S. dollar (noon buying rate on December 31, 2015, as published by the Board of Governors of the Federal Reserve).

- For purposes of the consolidation of the Montego Bay airport, the average exchange rate for the nine months from April 1 to December 31, 2015 of Ps. 16.1548 per U.S. Dollar was used in accordance with applicable norms.

GAP Fourth Quarter 2015 Report	Page 10 of 23

Revenues (January 1 to December 31, 2015)

  Aeronautical services revenues increased by Ps. 1,493.3 million, or 38.0%.
  Non-aeronautical services revenues increased by Ps. 510.7 million, or 38.2%.
  Revenues from Improvements to concession assets increased by Ps. 556.8 million, or 197.5%.
  Total revenues increased by Ps. 2,560.8 million, or 46.2%.

–	Aeronautical services revenues increased by Ps. 1,493.3 million, or 38.0%, during the period of January to December 2015 (FY15), mainly due to the increase in revenues derived from the Mexican airports of Ps. 761.4 million, or 19.4%, generated by the increase in total passenger traffic and the tariff adjustment for 2015. The consolidation of the Montego Bay airport contributed Ps. 731.6 million in aeronautical revenues for the nine months from April 1 to December 31, 2015.

–	Non-aeronautical services revenues increased by Ps. 510.7 million, or 38.2%, during 12M15 compared to 12M14. This increase was a result of the following factors: (i) businesses operated by third parties increased Ps. 406.2 million, of which Ps. 244.0 million was contributed by the Montego Bay airport during the nine months from April 1 to December 31, 2015 (the Company’s Mexican airports contributed an increase of Ps. 162.2 million, mainly driven by revenues from duty-free stores, car rental companies, timeshare developers, food and beverage and ground transportation, which together increased by Ps. 140.5 million, among others) and (ii) Revenues from businesses operated directly by the Company increased Ps. 111.5 million, due mainly to Ps. 103.9 million in revenues from convenience stores, VIP lounges, advertising and car parking charges at the Mexican airports , while the Montego Bay airport contributed Ps. 7.6 million in car parking charges.

GAP Fourth Quarter 2015 Report	Page 11 of 23

–	Revenues from improvements to concession assets

Revenues from improvements to concession assets (IFRIC 12) increased Ps. 556.8 million, or 197.5%, as 2015 marks the beginning of the new Master Development Program for 2015-2019. This represents the greatest committed investment for the Company to date. For the period from April 1 to December 31, 2015, the Montego Bay airport did not undertake improvements to concession assets.

Total operating costs during 12M15 increased by Ps. 1,237.2 million, or 44.5% compared to 12M14, mainly due to the consolidation of the Montego Bay airport, which had operating expenses of Ps. 653.7 million for the nine months from April 1 to December 31, 2015. This amount primarily comprised concession tax costs of Ps. 171.1 million, depreciation and amortization costs of Ps. 103.5 million, employee costs of Ps. 77.6 million, utilities costs of Ps. 60.5 million, safety, security and insurance costs of Ps. 46.4 million, maintenance costs of Ps. 44.3 million, other costs of Ps. 33.4 million and the amortization of the Montego Bay airport concession’s fair value of Ps. 116.9 million (the value of the concession stems from the fair value determination of the DCA and MBJ acquisition).

➢ Operating costs for the Mexican airports in 12M15 increased by Ps. 583.5 million, or 21.0%, compared to 12M14.

➢ Cost of services for the Mexican airports increased by Ps. 136.1 million, or 11.7%, in 12M15 compared to 12M14, composed primarily of the following costs:

-	Other operating expenses for 12M15 increased by Ps. 75.6 million, or 37.1%, compared to the same period of 2014, due to an increase in professional services fees of Ps. 37.7 million, an increase of Ps. 22.1 million for supplies for convenience stores and VIP lounges, a Ps. 8.0 million increase in the reserve for doubtful accounts, as well as minor supplies for Ps. 2.9 million, among other expenses.

-	Maintenance costs for 12M15 increased by Ps. 34.1 million, or 15.3%, compared to 12M14, mainly due to maintenance of checked baggage inspection equipment, operating areas, air conditioning, computer equipment, replacement of baggage equipment parts and building cleaning services.

-	Employee costs increased by Ps. 31.6 million, or 8.0% during 12M15, mainly due to an increase in wages and salaries.

-	Security and insurance costs increased by Ps. 10.4 million in 12M15, or 5.4% compared to 12M14.

-	Utility costs declined Ps. 15.6 million, or 10.9%, in 12M15 compared to 12M14, mainly due to a decline in electricity consumption resulting from cost control initiatives implemented at the airports as well as the decrease in electricity rates.

GAP Fourth Quarter 2015 Report	Page 12 of 23

➢ Other Income during 12M15 increased by Ps. 211.2 million, mainly due to the recognition of the Ps. 189.8 million gain from the determination of the fair value of the acquisition of DCA and MBJ. This is a one-time effect without cash inflow and is explained further under Fair Value of the DCA-MBJ Acquisition Assets below. Additionally, the Company recognized income from other services of Ps. 30.4 million, which was offset by the amount spent for repairs for the damage caused by natural disasters, net of the amount recovered from insurance of Ps. 7.6 million, among others.

➢ Cost of improvements to concession assets (IFRIC 12) during 12M15 increased by Ps. 556.8 million, or 197.5% compared to 12M14. During the period from April 1 to December 31, 2015, the Montego Bay airport did not undertake any improvements to concession assets.

Operating margin for 12M15 increased by 50 basis points, from 49.9% in 12M14 to 50.4% in 12M15. Operating margin, excluding the effects of IFRIC 12, increased by 380 basis points, from 52.5% in 12M14 to 56.3% in 12M15. The nominal value of operating margin increased by Ps. 1,323.5 million, or 47.9%.

EBITDA margin decreased 180 basis points, from 66.5% in 12M14 to 64.7% in 12M15. EBITDA margin, excluding the effects from IFRIC 12, increased by 210 basis points, from 70.1% for 12M14 to 72.2% in 12M15, The nominal value of EBITDA increased by Ps. 1,554.7 million, or 42.1%, of which the Montego Bay airport contributed Ps. 561.9 million for the nine months from April 1 to December 31, 2015. Additionally, the Company recognized a Ps. 189.8 million gain for the fair value of the DCA acquisition.

Finance results increased by Ps. 448.8 million in financial expenses, from Ps. 8.0 million in 12M14 to Ps. 456.8 million in 12M15. This increase was mainly due to a foreign exchange rate loss during 12M15 of Ps. 374.3 million, as a result of a peso depreciation from Ps. 15.25 per U.S. dollar at April 20, 2015 to Ps. 17.21 per U.S. dollar at December 31, 2015, derived from the US$ 191.0 million U.S. dollar-denominated loan obtained in connection with the acquisition of DCA. This loss was offset by the exchange rate gain of Ps. 35.9 million during 2015 mainly driven by our assets denominated in U.S. dollars.

The effect of the foreign exchange rate loss was partially offset by the recognition of Ps. 482.4 million in revenues from currency translation effects during 12M15. Additionally, the Company had the following financial expenses: (i) Ps. 36.2 million in financing interest expenses related to the Montego Bay airport’s debt for the period of April 1 to December 31, 2015; (ii) interest expense paid on loans for capital investments in Mexico of Ps. 138.9 million; and (iii) Ps. 23.4 million in financing interest expense paid for the acquisition of DCA. These expenses were partially offset by an increase in interest income of Ps. 80.1 million.

GAP Fourth Quarter 2015 Report	Page 13 of 23

Net income and comprehensive income in 12M15 increased by Ps. 1,010.7 million, or 45.1% compared to 12M14, mainly due to Ps. 507.6 million contributed by the Mexico airports, Ps. 230.9 million contributed by the Montego Bay airport for the period of April 1 to December 31, 2015 and Ps. 189.8 million as a result of gain from the fair value determination of the acquisition of DCA and MBJ. Income taxes increased Ps. 332.7 million in 12M15 compared to 12M14. The Montego Bay airport’s tax expense was Ps. 74.1 million for the period of April 1 to December 31, 2015 (a 25% tax rate), while the Mexican airports experienced an increase in current tax expenses of Ps. 165.9 million and an increase in deferred tax expenses of Ps. 92.7 million, due to inflation of 2.13% in 12M15 compared to inflation of 4.08% in 12M14.

Statement of Financial Position

The consolidation of DCA and MBJ had a positive impact on the following items in the Company’s financial statements as of December 31, 2015: cash and cash equivalents of Ps. 439.0 million, trade accounts receivable of Ps. 80.8 million, equipment and machinery of Ps. 413.7 million, improvements to concession assets of Ps. 1,996.0 million and airport concessions of Ps. 2,912.9 million.

Total liabilities at 12M15 increased by Ps. 6,317.0 million compared to 12M14. This increase was primarily due to: (i) the US$ 191.0 million (Ps. 3,284.2 million) bridge loan obtained for the acquisition of 100% of DCA’s shares; (ii) a Ps. 850.0 million bond issued in Mexico’s debt market for capital expenditures financing; (iii) the Montego Bay airport’s financial debt of Ps. 663.9 million; (iv) deferred tax liabilities of Ps. 818.9 million due to MBJ’s concession value; (v) a Ps. 336.6 million increase in accounts payable; (vi) a Ps. 128.3 million increase in guarantee deposits received from clients; (vii) Ps. 99.4 million in income taxes payable and (viii) Ps. 79.1 million in concession taxes payable, among others.

GAP Fourth Quarter 2015 Report	Page 14 of 23

Fair Value of the DCA-MBJ Acquisition Assets

The acquisition of businesses is accounted for, in accordance with NIIF 3 Combination of Businesses, under the purchase method and requires the identification of goodwill or a gain in the fair value due to the transaction.

At September 30, 2015, the Company concluded the preliminary measurement of the fair value of the acquired assets and assumed liabilities as a result of the DCA-MBJ acquisition, as well as their accounting treatment. This fair value gain was deemed to be Ps. 161.9 million, which was recognized in the consolidated financial results in the line item Other Income at that date. However, in the definitive calculation made on December 31, 2015, the Company determined an adjustment for Ps. 27.8 million in 4Q15, defining the definitive fair value as Ps. 189.7 million. The participation of DCA in SCL Terminal Aéreo Santiago, S.A. (“SCL”) was not recognized since that concession concluded September 15, 2015. This investment will have a recovery value of approximately US$ 4.5 million, between 2016 and 2017.

The measurement of the fair value of the net assets from the acquisition of DCA and MBJ resulted in Ps. 3,969.9 million, which, minus the non-controlling interest of Ps. 852.8 million, equaled Ps. 3,117.1 million. This amount, when compared to the total payment amount of Ps. 2,927.4 million at the acquisition date, generates a gain in fair value of Ps. 189.7 million, which is recognized in the consolidated comprehensive financial statements under Other Revenue at December 31, 2015.

Recent Events

On January 19, 2016, and February 15, 2016, the Company paid back the short term loans with Scotiabank and BBVA Bancomer that were used for the DCA acquisition in 2015 for US$ 96.0 million and US$ 95.0 million, respectively. These loans were paid from the proceeds of two new 5-year loans, for US$ 95.5 million each, obtained on that same date as the repayment from Scotiabank and BBVA Bancomer at variable rates of 30-day Libor plus 99 and 105 basis points, respectively. These long term loans will not increase the Company’s current debt levels.

On January 29, 2016, the Company successfully completed the first reopening of the GAP 15 long-term bond certificates (the “GAP 15 Bond Certificates”) under the Ps. 9,000.0 million program approved by the Mexican Securities and Exchange Commission (“CNBV”) on February 16, 2015. Eleven million bonds were issued at a nominal value of Ps. 100 each, for a total principal amount of Ps. 1.1 billion. Interest will be payable every 28 days at a variable rate of TIIE-28 plus 24 basis points. Principal will be payable at maturity on February 14, 2020. The placement price for these additional GAP 15 Bond Certificates was Ps. 99.694371 due to accrued interest payable upon issuance and the 34 basis points spread of the new issuance. The proceeds from the issuance will be allocated to finance investments set forth in the Company’s Master Development Program for 2016.

GAP Fourth Quarter 2015 Report	Page 15 of 23

Changes to Accounting Policies

The following new accounting standards will go into effect in the coming fiscal years:

Accounting Standard	Effective
Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14, Deferred Regulatory Accounts	January 1, 2016
Amendment to IAS 1, Disclosure Initiative	January 1, 2016
Amendment to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 16 and IAS 41, Agriculture: Bearer Plants	January 1, 2016
Amendments to IAS 10 and IAS 28, Sale or contribution of real estate assets by investor, partner or joint business	January 1, 2018
Amendments to IFRS 10, IFRS 12, IAS 12 and IAS 28, Investment Entities: Application of Consolidation Exception	January 1, 2016
Amendments to IFRS, Annual improvements to IFRS for the 2012-2014 cycle	January 1, 2016
IFRS 9, Financial Instruments	January 1, 2018
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
NIIF 16, Leasing	January 1, 2019

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Fourth Quarter 2015 Report	Page 16 of 23

Exhibit A: Operating results by airport (in thousands of pesos):

The accumulated figures include revenues from the Montego Bay airport for the nine months from April 1 to December 31, 2015.

GAP Fourth Quarter 2015 Report	Page 17 of 23

Exhibit A: Operating results by airport (in thousands of pesos) - continued:

Airport	4Q14	4Q15	Change	12M14	12M15	Change
Hermosillo						
Aeronautical services	44,409	56,249	26.7%	173,782	199,116	14.6%
Non-aeronautical services	14,549	14,432	(0.8%)	54,920	59,838	9.0%
Improvements to concession assets (IFRIC 12)	2,664	5,247	96.9%	6,637	56,975	758.5%
Total Revenues	**61,621**	**75,928**	**23.2%**	**235,338**	**315,929**	**34.2%**
Income from operations	21,275	30,550	43.6%	90,660	110,333	21.7%
EBITDA	**32,585**	**42,199**	**29.5%**	**134,646**	**155,698**	**15.6%**
Guanajuato						
Aeronautical services	56,410	70,913	25.7%	202,486	266,422	31.6%
Non-aeronautical services	17,659	18,386	4.1%	60,343	79,994	32.6%
Improvements to concession assets (IFRIC 12)	503	6,215	1136.3%	1,496	27,971	1770.0%
Total Revenues	**74,573**	**95,514**	**28.1%**	**264,324**	**374,387**	**41.6%**
Income from operations	39,532	50,742	28.4%	132,200	205,163	55.2%
EBITDA	**50,044**	**61,974**	**23.8%**	**174,006**	**248,553**	**42.8%**
Others (1)						
Aeronautical services	106,054	125,060	17.9%	402,184	460,044	14.4%
Non-aeronautical services	26,347	23,675	(10.1%)	101,503	106,905	5.3%
Improvements to concession assets (IFRIC 12)	3,033	50,938	1579.3%	14,169	190,793	1246.5%
Total Revenues	**135,434**	**199,672**	**47.4%**	**517,855**	**757,741**	**46.3%**
Income from operations	28,742	45,554	58.5%	67,849	117,646	73.4%
EBITDA	**69,502**	**60,722**	**(12.6%)**	**229,154**	**255,459**	**11.5%**
Total						
Aeronautical services	969,114	1,494,925	54.3%	3,925,736	5,419,022	38.0%
Non-aeronautical services	316,219	482,453	52.6%	1,338,542	1,849,252	38.2%
Improvements to concession assets (IFRIC 12)	48,372	87,215	80.3%	281,874	838,635	197.5%
Total Revenues	**1,333,705**	**2,064,593**	**54.8%**	**5,546,152**	**8,106,910**	**46.2%**
Income from operations	630,256	1,002,702	59.1%	2,729,324	3,849,050	41.0%
EBITDA	**892,699**	**1,299,714**	**45.6%**	**3,672,628**	**4,995,997**	**36.0%**

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP Fourth Quarter 2015 Report	Page 18 of 23

Exhibit B: Consolidated statement of financial position as of December 31 (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

GAP Fourth Quarter 2015 Report	Page 19 of 23

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

GAP Fourth Quarter 2015 Report	Page 20 of 23

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

GAP Fourth Quarter 2015 Report	Page 21 of 23

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

As of April 1, 2015, 100% of DCA has been consolidated, including its 74.5% participation in the Montego Bay airport. The remaining 25.5% belongs to Vantage; thus, for presentation purposes, the stake held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. Also, DCA holds a 14.77% stake in the Santiago airport in Chile, the results of which are recognized through the equity method. It is important to mention that, on September 30, 2015, the concession to operate the Santiago airport in Chile expired, consequently, those assets were immediately returned to the Chilean government and the new operator.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

GAP Fourth Quarter 2015 Report	Page 22 of 23

Exhibit F: Other operating data (in thousands of pesos):

* * *

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Plan. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

GAP Fourth Quarter 2015 Report	Page 23 of 23

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  February 25, 2016